Exhibit 99.1

Hong Kong Exchanges and Clearing Limited, The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) and Hong Kong Securities Clearing Company Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement is for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for any securities.

This announcement does not constitute or form a part of any offer or solicitation to purchase or subscribe for securities in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration under the U.S. Securities Act of 1933 as amended from time to time (the “U.S. Securities Act”). Any public offering of our securities to be made in the United States will be made by means of a prospectus that may be obtained from us and that will contain detailed information about us and our management, as well as financial statements. We have filed a shelf registration statement on F-3ASR and a final prospectus supplement with the United States Securities and Exchange Commission in connection with the Global Offering.

Unless otherwise defined in this announcement, capitalized terms used herein shall have the same meanings as those defined in the Hong Kong prospectus dated September 18, 2020 (the “Prospectus”) issued by Baozun Inc. (the “Company”).

Under our weighted voting rights structure, our share capital comprises Class A ordinary shares and Class B ordinary shares. Each Class A ordinary share entitles the holder to exercise one vote, and each Class B ordinary share entitles the holder to exercise ten votes, respectively, on any resolution tabled at our general meetings, except as may otherwise be required by law or provided for in our Memorandum and Articles of Association. Shareholders and prospective investors should be aware of the potential risks of investing in a company with a weighted voting rights structure. Our American depositary shares, each representing three of our Class A ordinary shares, are listed on the Nasdaq Global Select Market in the United States under the symbol BZUN.

Baozun Inc.

寶尊電商有限公司*

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 9991)

PARTIAL EXERCISE OF THE OVER-ALLOTMENT OPTION,
STABILIZING ACTIONS

AND END OF STABILIZATION PERIOD

PARTIAL EXERCISE OF THE OVER-ALLOTMENT OPTION

The Company refers to the Prospectus and the allotment results announcement of the Company dated September 28, 2020. On October 23, 2020 (after trading hours), the Joint Representatives, on behalf of the International Underwriters, have partially exercised the Over-allotment Option in respect of an aggregate of 3,833,700 Class A ordinary shares (the “Over-allotment Shares”), representing approximately 9.58% of the Offer Shares initially available under the Global Offering before any exercise of the Over-allotment Option.

*   For identification purposes only

Pursuant to the Stock Borrowing Agreement entered into between Citigroup Global Markets Asia Limited and Tsubasa Corporation, Citigroup Global Markets Asia Limited has borrowed 6,000,000 Class A ordinary shares from Tsubasa Corporation to cover over-allocations in the International Offering. The Over-allotment Shares will be used to facilitate the return to Tsubasa Corporation of part of the borrowed Class A ordinary shares. The Company will allot and issue the Over-allotment Shares at HK$82.90 per Class A ordinary share (exclusive of brokerage of 1.0%, SFC transaction levy of 0.0027% and Hong Kong Stock Exchange trading fee of 0.005%), being the International Offer Price.

Approval of Listing

The Hong Kong Stock Exchange has granted the approval for the listing of and permission to deal in the Over-allotment Shares. Listing of the Over-allotment Shares on the Main Board of the Hong Kong Stock Exchange will commence at 9:00 a.m. on October 29, 2020.

Total Number of Shares of the Company upon the Partial Exercise of the Over-allotment Option

The Company’s total number of issued and outstanding Class A  ordinary  shares  immediately before and immediately after the completion of the partial exercise of the Over-allotment Option (assuming the total number of issued and outstanding Class A ordinary shares remains unchanged since the Latest Practicable Date, except for the Class A ordinary shares issued following the completion of the Global Offering) is 216,145,720 Class A ordinary shares and 219,979,420 Class A ordinary shares, respectively. The Company’s total number of issued and outstanding Class B ordinary shares immediately before and immediately after the completion of the partial exercise of the Over- allotment Option is 13,300,738 Class B ordinary shares.

Use of Proceeds

The Company will receive additional net proceeds of approximately HK$311.36 million for the issue of the Over-allotment Shares, after deducting offering expenses payable by us in relation to the exercise of the Over-allotment Option. The Company intends to apply the additional net proceeds towards the same purposes as set out in the section headed “Use of Proceeds” in the Prospectus.

STABILIZING ACTIONS AND END OF STABILIZATION PERIOD

The Company further announces that the stabilization period in connection with the Global Offering ended on October 23, 2020, being the 30th day after the last day for lodging applications under the Hong Kong Public Offering.

Citigroup Global Markets Asia Limited, as Stabilizing Manager, or any person acting for it during the stabilization period, has undertaken the following stabilizing actions:

(1)                       over-allocations of an aggregate of 6,000,000 Class A ordinary shares in the International Offering, representing 15% of the total number of the Offer Shares initially available under the Global Offering (before any exercise of the Over-allotment Option);

(2)                       the borrowing of an aggregate of 6,000,000 Class A ordinary shares from Tsubasa Corporation pursuant to the Stock Borrowing Agreement to cover over-allocations in the International Offering;

(3)                       successive purchases of an aggregate of 2,166,300 Class A ordinary shares at the price of HK$82.90 per Class A ordinary share (exclusive of brokerage of 1.0%, SFC transaction levy of 0.0027% and Hong Kong Stock Exchange trading fee of 0.005%) on the market during the stabilization period. The last purchase made by the Stabilizing Manager on the market during the course of the stabilization period was on October 8, 2020 at the price of HK$82.85 per Class A ordinary share (exclusive of brokerage of 1.0%, SFC transaction levy of 0.0027% and Hong Kong Stock Exchange trading fee of 0.005%); and

(4)                       the partial exercise of the Over-allotment Option by the Joint Representatives, on behalf of the International Underwriters, on October 23, 2020, in respect of an aggregate of 3,833,700 Class A ordinary shares, representing 9.58% of the total number of Offer Shares initially available under the Global Offering (before any exercise of the Over-allotment Option), to facilitate the return to Tsubasa Corporation of part of the borrowed Class A ordinary shares under the Stock Borrowing Agreement which were used to cover over-allocations in the International Offering.

The portion of the Over-allotment Option which has not been exercised by the Joint Representatives, on behalf of the International Underwriters, lapsed on October 23, 2020.

By order of the Board
Baozun Inc.
Vincent Wenbin Qiu
Chairman

Hong Kong, October 23, 2020

As at the date of this announcement, the board of directors of the Company comprises Mr. Vincent Wenbin Qiu as the chairman, Mr. Junhua Wu, Mr. Satoshi Okada and Ms. Jessica Xiuyun Liu as directors, and Mr. Yiu Pong Chan, Ms. Bin Yu, Mr. Steve Hsien-Chieng Hsia and Mr. Benjamin Changqing Ye as independent directors.